# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Electra Battery Materials Corp, CIK 0001907184
CUSIP: 28474P706
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, SUITE 3200, BAY ADELAIDE CENTRE, TORONTO, Ontario Canada (A6), M5H 0B4
Date of event which requires filing of this statement: 10/22/2025
Amends the filing with accession number 0001132716-25-000017
Filed by CIK 0001132716
Persons authorized to receive notices and communications: Charles Mathys, One North Wacker Drive, Chicago, Illinois (IL), 60606, (312) 525-4114

## Reporting persons
- OCONNOR, A Distinct Business Unit of UBS ASSET MANAGEMENT AMERICAS (LLC) (CIK 0001132716): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,278,996; sole dispositive power 0; shared dispositive power 9,278,996; aggregate amount beneficially owned 9,278,996 (9.9% of the class)
  Comment: (1) Shared voting and dispositive power does not include an aggregate of 12,429,327 Common Shares (as defined herein) obtainable upon the exercise of the Warrants (as defined herein) owned by the Reporting Person, which are subject to the Beneficial Ownership Blockers (as defined herein).
  (2) Percent of class is calculated based on 93,652,239 Common Shares outstanding as of October 22, 2025, as disclosed in Exhibit 99.8 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on October 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Electra Battery Materials Corp
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, SUITE 3200, BAY ADELAIDE CENTRE, TORONTO, Ontario Canada (A6), M5H 0B4
Comment: This Amendment No. 3 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on July 25, 2025 (as amended and supplemented by Amendment No. 1 and Amendment No. 2, the "Original Schedule 13D") with respect to the Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction: See attached Exhibit 'Items_1_through_7_Full_Details' for complete description.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 to this Amendment and in rows (7) through (10) on the cover page of this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows (7) through (10) of the cover page to this Amendment is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Amendment, the Reporting Person has not effected transactions in the Common Shares since the filing of Amendment No. 2 on September 18, 2025.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Concurrently with the consummation of the transactions listed above on the Closing Date, any "group" that may be deemed to have existed between the Reporting Person and any of the other Named Holders has been terminated. The Reporting Person has not previously reported its ownership of Common Shares, other than as part of any "group" that may have been deemed to have existed, and after the consummation of the transaction listed above. The Reporting Person holds the Common Shares it beneficially owns without the purpose or effect of changing or influencing the control of the Issuer nor in connection with or as a participant in any transaction having that purpose or effect. Accordingly, once this Amendment is filed to report the termination of any "group" that may have been deemed to exist, the Reporting Person expects to report its own beneficial ownership of Common Shares on Schedule 13G going forward.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: See attached Exhibit 'Items_1_through_7_Full_Details' for complete description.

## Signatures
- OCONNOR, A Distinct Business Unit of UBS ASSET MANAGEMENT AMERICAS (LLC): /s/ Charles Mathys, Charles Mathys / Chief Compliance Officer - O'Connor (10/24/2025)